VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 | Fa[redacted]-267-1400

SUPPL

06019484

December 8, 2006

SEC MAIL PROCESSING
RECEIVED
DEC 21 2006
WASH, D.C. 199 SECTION

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

PROCESSED
JAN 05 2007
THOMSON FINANCIAL

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

Enclosures

United States Sec Filing
December 8, 2006

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – Dated November 22, 2006.

Correspondence with Securities Commission(s)

2. Security holder documents.
3. Notice of Meeting and Record Date, dated Nov 20, 2006.
4. Ontario Form 13-502F1.
5. Audited Consolidated Annual Financial Statements for periods July 31, 2006 and 2005.
6. Amended MD&A for three months and year ended July 31, 2006.
7. Form 52-109F1 Certification of Annual Filings by CEO.
8. Form 52-109F1 Certification of Annual Filings by CFO.

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

November 22, 2006

Ticker Symbol: VAL-TSX Venture
SEC 12g3-2(b) exemption 82-3339

VALGOLD RESOURCES' DIAMOND DRILLING TOPS 20,000 METERS AT THE GARRISON GOLD PROJECT, ONTARIO

Vancouver, November 22, 2006, ValGold Resources Ltd. ("ValGold") is pleased to report that it has completed another 16 diamond drill holes on the Garrison Gold Project, located in northeastern Ontario. Three of these holes were completed on the C Zone in the Garrcon area. The other holes were drilled into the JP and Garrcon West Zones located along the Munro Fault. This brings total drilling by ValGold on the Garrison property to 19,259 meters ("m") during 2006 and approximately 20,750m since beginning the project in late 2005.

Highlights from the current results of the Garrcon area drilling include:

Hole	From (m)	To (m)	Width (m)	Width (ft)	Grade (g/T)	Grade (oz/t)
C06-07	275.50	289.00	13.50	44.3	3.48	0.102
Including	277.00	278.50	1.50	4.9	10.96	0.320
And	283.00	284.50	1.50	4.9	12.35	0.360
And	287.50	289.00	1.50	4.9	3.77	0.110

Drilling on the Garrcon area, C Zone confirmed that the gold mineralization down dip extends to at least 200m below surface, where drill hole C06-07 intersected 3.48 g/T gold over a core length of 13.5m. As reported in ValGold's releases dated August 1, 2006 and October 4, 2006, drill hole C06-01 intersected 2.3 g/T gold over 32.0m including 18.17 g/T gold over 3.0m near surface. Drilling on the C Zone now confirms that it is a steeply dipping body striking parallel to the footwall contact of the Porcupine Destor Fault and hosted by fractured and silicified, arkosic, Timiskaming sediments. The C Zone and other parallel zones in the immediate area probably occupy splays off the south dipping Destor Porcupine Fault and could potentially be continuous down dip for hundreds of meters. A cross section of three zones including the C Zone is posted on ValGold's website under the Garrison maps section. Drilling will continue on these zones in the New Year from a large swampy area, which is currently inaccessible.

Highlights from the current results of the Munroe Fault gold zones drilling include:

Hole	Zone	From (m)	To (m)	Width (m)	Width (ft)	Grade (g/T)	Grade (oz/t)
G06-29	Garrcon W	178.00	182.00	4.00	13.12	3.75	0.109
G06-33	Garrcon W	340.00	344.00	4.00	13.12	4.19	0.122
G06-34	Garrcon W	641.00	647.00	6.00	19.69	2.38	0.069
	Including	643.00	645.00	2.00	6.56	4.47	0.130
G06-35	Garrcon W	206.00	208.00	2.00	6.56	5.54	0.162

	Including	207.00	208.00	1.00	3.28	8.64	0.252
G06-37	JP	745.00	748.00	3.00	9.84	4.09	0.119
G06-37A	JP	723.00	734.00	11.00	36.09	3.33	0.097
	Including	727.00	729.00	2.00	5.49	6.60	0.192
	And	727.00	729.00	2.00	5.49	5.76	0.168

Another 13 diamond drill holes have been completed on zones hosted by the Munro Fault Zone during the past four months. Holes G06-27 to -36 were drilled to test for mineralization over a strike length of 425m, mostly within an area known as the Garrcon West Zone. This area has seen limited drilling by previous owners of the property but has returned some encouraging intersections. All thirteen holes intersected mineralization with grades that are more representative of that proximal to high grade shoots. Examples include: G06-29 which cut 3.75 g/T gold over a core length of 4.0m, G06-34 which cut 2.38 g/T gold over a core length of 6.0m and G06-36 which intersected 1.18 g/T gold over core length of 15.0m. It is also encouraging to note that drill holes G06-32 and -34 are the only holes that have intersected the fault zone in this area below 300m vertical. Additional drilling is warranted along this stretch of the Munro Fault Zone at a later date.

The other holes, namely G06-26, -37 and -37A, were drilled below the JP Zone. G06-26 was collared at least 100m to the west of the zone. Holes G06-37 and -37A were drilled directly below the centre of the zone. Hole 37 intersected 4.09 g/T gold over a core length of 3.0m within an interval of strong alteration and pyrite enrichment up to 20% that measured approximately 40m thick. Hole 37A was wedged off of Hole 37 and intersected the JP Zone approximately 25m further down dip. Similarly, the JP Zone was represented by several intervals of strong alteration and bands of quartz, albite, pyrite and sericite mineralization containing fine disseminated flakes of gold. Samples of the JP Zone were taken at 1m intervals of core, starting from 723.0m to 721.0m. This intersection confirms that the JP Zone is continuous from surface down to a vertical depth of at least -600m. ValGold's next closest hole (G06-25) intersected the JP Zone approximately 130m above G06-37 and cut 6.9 g/T gold over a core length of 9.0m. Infill drilling will continue on the JP Zone for the next few months until sufficient information becomes available to complete an independent resource estimate. The location of all the drill holes drilled to date on the property by ValGold is shown on the Company's website.

Project Summary

The Garrison Gold property is located 40 kilometers (km) north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of and on strike with Newmont Mining Corporation's Holloway and Holt-McDermott gold mines. Access to the property is by Ontario Highway 101 that runs along the north boundary of the property. The mining leases cover approximately 4 km of the famous Destor Porcupine Fault Zone and a major splay, the Munro Fault Zone ("MFZ").

The gold mineralization on the property occurs as sulphide-rich bodies within the two major fault zones, and within the intervening Timiskaming sediments associated with quartz-pyrite vein stockworks. Sulphide mineralization within the MFZ forms a series of five high-grade shoots that occur near the footwall of the fault. Previous operators completed a total of 199 drill holes focusing primarily on gold zones over the 1.7 km long strike length of the fault zone and to a depth of 300m (1,000 ft). The individual mineralized shoots are estimated to be up to 300m in strike length, average 3.35m (11 ft) in thickness and contain gold associated with albite, sericite and pyrite alteration.

An advanced underground exploration program was initiated on the JP Zone in October 1995. The underground development included a 12 x 14-foot, 18-20-degree decline excavated to the 476-level. By the end of March 1997, approximately 56,000 tons (50,475 tonnes) of ore was shipped with an average grade of 0.243 oz/t (8.33 g/T) Au.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance, using assay control samples and

Hole	Zone	From (m)	To (m)	Width (m)	Width (ft)	Grade (g/T)	Grade (oz/t)
G06-32		215.00	216.50	1.50	4.92	1.28	0.037
	Garrcon W	571.00	572.00	1.00	3.28	1.81	0.053
		603.50	605.00	1.50	4.92	1.24	0.036
G06-33		**321.00**	**328.00**	**7.00**	**22.97**	**2.15**	0.063
	Garrcon W	**340.00**	**344.00**	**4.00**	**13.12**	**4.19**	0.122
		348.00	353.00	5.00	16.40	1.53	0.045
		357.00	361.00	4.00	13.12	1.00	0.029
		368.00	373.00	5.00	16.40	1.10	0.032
		387.00	390.00	3.00	9.84	1.02	0.030
G06-34		42.50	45.50	3.00	9.84	1.32	0.038
		56.00	59.00	3.00	9.84	1.06	0.031
		377.00	380.00	3.00	9.84	1.02	0.030
	Garrcon W	**641.00**	**647.00**	**6.00**	**19.69**	**2.38**	0.069
	including	**643.00**	**645.00**	**2.00**	**6.56**	**4.47**	0.130
		683.00	684.00	1.00	3.28	1.39	0.041
G06-35	**Garrcon W**	**206.00**	**208.00**	**2.00**	**6.56**	**5.54**	0.162
	including	**207.00**	**208.00**	**1.00**	**3.28**	**8.64**	0.252
		213.40	219.50	6.10	20.01	1.24	0.036
G06-36	Garrcon W	214.00	229.00	15.00	49.21	1.18	0.034
	including	216.00	217.00	1.00	3.28	3.18	0.093
							0.000
G06-37		693.00	694.00	1.00	3.28	1.22	0.036
	JP	727.50	736.00	8.50	27.89	1.66	0.048
	including	728.00	730.00	2.00	6.56	3.08	0.090
	JP	**745.00**	**748.00**	**3.00**	**9.84**	**4.09**	0.119
		758.00	764.00	6.00	19.69	1.11	0.032
G06-37A	**JP**	**723.00**	**734.00**	**11.00**	**36.09**	**3.33**	**0.097**
	including	**723.00**	**725.00**	**2.00**	**6.56**	**6.60**	**0.192**
	and	**727.00**	**729.00**	**2.00**	**5.49**	**5.76**	**0.168**
		739.00	745.00	6.00	5.49	2.40	0.070
	including	**740.00**	**741.00**	**1.00**	**6.45**	**7.34**	**0.214**

Table of sample intervals averaging 1.0 g/T Au or greater for drill holes recently completed in the Garrcon Shaft Area, Garrison Gold Project.

Hole	From (m)	To (m)	Width (m)	Width (ft)	Grade (g/T)	Grade (oz/t)
C06-07	75.00	76.50	1.50	4.9	1.01	0.029
	178.00	179.50	1.50	4.9	1.04	0.030
	203.50	205.00	1.50	4.9	1.04	0.030
	212.50	214.00	1.50	4.9	2.75	0.080
	263.50	266.50	3.00	9.8	1.19	0.035
	268.00	271.00	3.00	9.8	1.02	0.030
	275.50	**289.00**	**13.50**	**44.3**	**3.48**	**0.102**
Including	**277.00**	**278.50**	**1.50**	**4.9**	**10.96**	**0.320**
And	**283.00**	**284.50**	**1.50**	**4.9**	**12.35**	**0.360**
And	**287.50**	**289.00**	**1.50**	**4.9**	**3.77**	**0.110**
	298.00	299.50	1.50	4.9	1.27	0.037
	302.50	305.50	3.00	9.8	1.01	0.029
	307.00	313.00	6.00	19.7	1.11	0.032
	368.50	**373.00**	**4.50**	**14.8**	**1.56**	**0.045**
Including	**368.50**	**370.00**	**1.50**	**4.9**	**3.25**	**0.095**
	389.50	391.00	1.50	4.9	1.11	0.032
C06-08	96.50	98.00	1.50	4.9	1.35	0.039
	111.50	113.00	1.50	4.9	1.16	0.034
	186.50	189.50	3.00	9.8	1.03	0.030
C06-09	26.00	27.50	1.50	4.9	2.31	0.067
	122.00	123.50	1.50	4.9	1.44	0.042
	123.50	125.00	1.50	4.9	2.07	0.060
	125.00	126.50	1.50	4.9	1.53	0.045

Table of sample intervals averaging 1.0 g/T Au or greater for drill holes recently completed in the Munroe Fault Gold Zones, Garrison Gold Project.

Hole	Zone	From (m)	To (m)	Width (m)	Width (ft)	Grade (g/T)	Grade (oz/t)
G06-26	J.P.	381.50	383.00	1.50	4.92	1.67	0.049
G06-27A	R.P.	110.00	113.00	3.00	9.84	2.66	0.078
G06-29	Garrcon W	172.00	173.00	1.00	3.28	1.36	0.040
	Garrcon W	**178.00**	**182.00**	**4.00**	**13.12**	**3.75**	0.109
	Garrcon W	**204.50**	**206.00**	**1.50**	**4.92**	**4.62**	0.135
G06-30	**Garrcon W**	**332.00**	**338.00**	**6.00**	**19.69**	**2.14**	0.062
	including	**332.00**	**333.50**	**1.50**	**4.92**	**5.45**	0.159
G06-31		257.00	261.50	4.50	14.76	1.38	0.040

duplicates. All sampled core was split in a secure facility in Ontario and delivered to the laboratory by a Company representative. The balance of the split core is stored at a secure site near the Garrison property.

Reported widths of the drill intersections are the sampled length of drill core and may be less than the true thickness of the gold zones. All drill intersections for this release grading greater than 1.0 g/T Au for the announced holes are shown in the table at the end of this release and the locations of the collar sites together with drill sections, trench geology and sampling maps will be made available soon within the Garrison Gold Project section of the ValGold website.

For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

BRITISH COLUMBIA

NUMBER: **325123**

CERTIFICATE OF CHANGE OF NAME

COMPANY ACT

***I Hereby Certify** that*

"VALERIE GOLD RESOURCES LTD." IN ITS ENGLISH FORM AND "LES RESSOURCES AURIFERES VALERIE LTEE" IN ITS FRENCH FORM.

has this day changed its name to

VALGOLD RESOURCES LTD.

***Issued** under my hand at Victoria, British Columbia on March 27, 2003*

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

CANADA
PROVINCE OF BRITISH COLUMBIA

NUMBER

325123

Province of British Columbia
Ministry of Finance and Corporate Relations
REGISTRAR OF COMPANIES

COMPANY ACT

Certificate of Incorporation

I HEREBY CERTIFY THAT

"VALERIE GOLD RESOURCES LTD." IN ITS ENGLISH FORM AND "LES RESSOURCES AURIFERES VALERIE LTEE" IN ITS FRENCH FORM.

HAS THIS DAY BEEN INCORPORATED UNDER THE COMPANY ACT

GIVEN UNDER MY HAND AND SEAL OF OFFICE

AT VICTORIA, BRITISH COLUMBIA,

THIS 14TH DAY OF APRIL, 1987

B. Beckwith

B. BECKWITH
ASST. DEPUTY REGISTRAR OF COMPANIES

Computershare

RECEIVED
DEC 21 2006
SEC MAIL PROCESSING SECTION
WASH. D.C.
199

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

November 20, 2006

Dear Sirs: All applicable Exchanges and Commissions

Subject: VALGOLD RESOURCES LTD

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General and Special Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 919147108/CA9191471080/COMMON
3.	CUSIP/Class of Security entitled to vote	: 919147108/CA9191471080/COMMON
4.	Record Date for Notice	: 11 Dec 2006
5.	Record date for Voting	: 11 Dec 2006
6.	Beneficial Ownership determination date	: 11 Dec 2006
7.	Meeting Date	: 18 Jan 2007
8.	Meeting Location	: Vancouver, BC

Sincerely,

"Brian Kim"
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: ValGold Resources Ltd.

Participation Fee for the Financial Year Ending: July 31, 2006

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		23,068,948	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$0.276	
Market value of class or series	=	6,367,030	
			$6,367,030(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			NIL (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			NIL (B)
(Repeat for each class or series of corporate debt or preferred shares)			NIL (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$6,367,030
Total fee payable in accordance with Appendix A of the Rule			**$600**
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			NIL
Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12			
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			N/A

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit	______
Contributed surplus	______
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	______
Long term debt (including the current portion)	______
Capital leases (including the current portion)	______
Minority or non-controlling interest	______

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year <u>year or elapsed since most recent financial year</u> 12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

<u>Market value of securities</u>:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

<u>Financial Statement Values</u> (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.